UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)

BRONCO DRILLING COMPANY, INC.
_____________________________________________
(Name of Issuer)

Common Shares
__________________________
(Title of Class of Securities)

112211107
______________________
(CUSIP Number)

September 15, 2009
_________________________
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

222413.1

CUSIP NO. 112211107		13G
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	WEXFORD CATALYST INVESTORS LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	101,904
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	101,904
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	101,904
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	0.37%
12		TYPE OF REPORTING PERSON	OO

222413.1

CUSIP NO. 112211107		13G
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	WEXFORD SPECTRUM TRADING LIMITED
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	177,781
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	177,781
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	177,781
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	0.65%
12		TYPE OF REPORTING PERSON	CO

222413.1

CUSIP NO. 112211107		13G
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	WEXFORD CAPITAL LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	279,685
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	279,685
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	279,685
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	1.03%
12		TYPE OF REPORTING PERSON	PN

222413.1

CUSIP NO. 112211107		13G
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	WEXFORD GP LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	279,685
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	279,685
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	279,685
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	1.03%
12		TYPE OF REPORTING PERSON	OO

222413.1

CUSIP NO. 112211107		13G
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	CHARLES E. DAVIDSON
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	279,685
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	279,685
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	279,685
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	1.03%
12		TYPE OF REPORTING PERSON	IN

222413.1

CUSIP NO. 112211107		13G
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	JOSEPH M. JACOBS
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	279,685
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	279,685
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	279,685
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	1.03%
12		TYPE OF REPORTING PERSON	IN

222413.1

This Amendment No. 1 to Schedule 13G modifies and supplements the Schedule 13G initially filed on September 11, 2009 (the "Statement"), with respect to the common stock, $0.01 par value per share (the “Common Stock”), of Bronco Drilling Company, Inc. (the “Company”).  Except to the extent supplemented by the information contained in this Amendment No. 1, the Statement, as amended as provided herein, remains in full force and effect.  Capitalized terms used herein without definition have the respective meanings ascribed to them in the Statement.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1. [Information set forth below is on the basis of 27,217,459 shares of Common Stock issued and outstanding, as reported in the Issuer’s Form 10Q filed August 10, 2009.]

(i) Wexford Catalyst Investors LLC
(a)	Amount beneficially owned: 101,904
(b)	Percent of class: 0.37%
(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 101,904
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 101,904

(ii) Wexford Spectrum Trading Limited
(a)	Amount beneficially owned: 177,781
(b)	Percent of class: 0.65%
(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 177,781
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 177,781

(iii) Wexford Capital LP
(a)	Amount beneficially owned: 279,685
(b)	Percent of class: 1.03%
(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 279,685
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 279,685

(iv) Wexford GP LLC
(a)	Amount beneficially owned: 279,685
(b)	Percent of class: 1.03%
(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 279,685
(iii)	Sole power to dispose or to direct the disposition of: 0
(v)	Shared power to dispose or to direct the disposition of: 279,685

(v) Charles E. Davidson
(a)	Amount beneficially owned: 279,685
(b)	Percent of class: 1.03%
(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 279,685
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 279,685

(vi) Joseph M. Jacobs
(a)	Amount beneficially owned: 279,685
(b)	Percent of class: 1.03%
(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 279,685
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 279,685

Wexford Capital LP (“Wexford Capital”) may, by reason of its status as managing member or sub-advisor of Wexford Catalyst Investors LLC and Wexford Spectrum Trading Limited (together, the “Purchasing Entities”) be deemed to own beneficially the shares of Common Stock of which the Purchasing Entities possess beneficial ownership. Wexford GP LLC (“Wexford GP”) may, as the General Partner of Wexford Capital, be deemed to own beneficially the shares of Common Stock of which the Purchasing Entities possess beneficial ownership. Each of Charles E. Davidson (“Davidson”) and Joseph M. Jacobs (“Jacobs”) may, by reason of his status as a controlling person of Wexford GP, be deemed to own beneficially the shares of Common Stock of which the Purchasing Entities possess beneficial ownership. Each of Messrs. Davidson and Jacobs, Wexford GP and Wexford Capital shares the power to vote and to dispose of the shares of Common Stock beneficially owned by the Purchasing Entities.  Each of Wexford Capital, Wexford GP and Messrs. Davidson and Jacobs disclaims beneficial ownership of the shares of Common Stock owned by the Purchasing Entities and this report shall not be deemed as an admission that they are the beneficial owner of such securities except, in the case of Messrs. Davidson and Jacobs, to the extent of their respective personal ownership interests in any of the Purchasing Entities.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒

Item 10.              Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WEXFORD CATALYST INVESTORS LLC
Date: September 17, 2009	By:	/s/ Arthur H. Amron
Name Arthur H. Amron
Title Vice President and Assistant Secretary

WEXFORD SPECTRUM TRADING LIMITED
By:	/s/ Arthur H. Amron
Name Arthur H. Amron
Title Vice President and Assistant Secretary

WEXFORD CAPITAL LP
By:	/s/ Arthur H. Amron
Name Arthur H. Amron
Title Partner and Secretary

WEXFORD GP LLC
By:	/s/ Arthur H. Amron
Name Arthur H. Amron
Title Vice President and Assistant Secretary

By:	/s/ Charles E. Davidson
CHARLES E. DAVIDSON

By:	/s/ Joseph M. Jacobs
JOSEPH M. JACOBS

222413.1